Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

May 27, 2010

Jeffrey Riedier
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	Auto Search Cars, Inc.
Registration Statement on Form S-4/A No. 1
Filed April 27, 2010
File No. 333-164879

Dear Mr. Riedier:

By letter dated May 14, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Auto Search Cars, Inc. (“Auto Search” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-4 filed on April 27, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please provide a comprehensive legal analysis supporting your apparent conclusions that the shareholders of the registrant have no dissenter’s rights of appraisal under the Revised Nevada Statute.  We may have further comments.

RESPONSE: Under the Nevada Revised Statutes, shareholders have the right to demand and receive payment in cash of the fair value of their stock in the event of a merger or exchange in lieu of the consideration such shareholder would otherwise receive in such transaction.  Under the structure of the merger transaction, Auto Search shareholders are not surrendering their shares in exchange for any form of consideration.  Because the Auto Search shareholders are retaining their shares and the same rights thereunder, they are not entitled to any appraisal rights under the Nevada Revised Statutes.

2.  Your response to our prior comment 7 is unclear as to whether Curaxis currently has an agreement with Brittany and if so, whether you have concluded that it is not material.  Please advise us and if there is an agreement please also provide you analysis supporting your conclusion that the agreement is not material.  Otherwise, please file the agreement and provide a comprehensive description of the agreement and Curaxis’ relationship with Brittany.

RESPONSE: Curaxis and Brittany are not parties to a material agreement.  On June 1, 2009, Curaxis and Brittany executed a non-binding term sheet for the contemplation of a potential future equity financing.  The non-binding term sheet explicitly stated that “the principal terms of the proposed transaction referenced herein is subject to the execution of definite documentation and review by legal counsel to the parties.”  Since the execution of the term sheet, Curaxis and Brittany have not entered into any material financing agreements (definitive documentation) and as such, are not involved in an ongoing material relationship or agreement that would otherwise require disclosure.  In accordance with such clarification, we revised the Registration Statement in our earlier amendment to remove all references to Brittany and further, we have removed all references in the document to Southridge Advisors, LLC, who serves as an advisor to Brittany.

3.  A reading of some disclosure throughout the registration statement including in the Risk Factors, The Merger Overview, and Clinical Trials sections might lead a reader to assume that Curaxis is engaged in a continuous process of drug development.  Other disclosure indicates that Curaxis has not conducted material research and development activities for Memryte since terminating its clinical trials and closing its research facility in 2007.  Please revise the disclosure throughout to eliminate this inconsistency beginning with disclosure in the second paragraph under “Curaxis’ Business” on page 10 and continuing with other sections that mention the drug development activities of Curaxis.  Also, you should explicitly discuss the hiatus in activities since 2007 and the reasons therefore in the forepart of the prospectus on page 10.  You should also provide a separate risk factor discussing the lack of drug development activities during the past three years, the reasons therefore and the conditions that will have to be overcome before such research can recommence.  Please discuss whether Curaxis and the registrant believe that the merger could advance this goal of reestablishing a drug development program.  If so, discuss the substantial possibility that the merger may not be helpful in doing so and the circumstances that must be overcome prior to recommencing drug development activities.  This risk factor should be the first Curaxis-related risk factor.

RESPONSE:  We have revised the Registration Statement to (i) eliminate any inconsistencies related to Curaxis’ drug developing activities and (ii) further clarify the reasons for the suspension of such activities, including the addition of a separate risk factor.  The new risk factor is the first risk factor in the section titled “Risks Related to Curaxis” on page 17.

Background of the Merger, page 36

4.  Please expand your disclosure here further, especially with regard to the newly added fourth paragraph, to discuss each instance of negotiation in detail including, but not limited to, the parties present, the terms discussed and the advice Southridge gave to both the registrant and to Curaxis.

RESPONSE:  We have revised the disclosure in the Registration Statement to further clarify and explain each instance of negotiation between Auto Search and Curaxis, including the advice that Southridge gave to Curaxis.  As more fully described in the response to comment 5, Southridge only served in an intermediary communicator capacity to Auto Search and did not provide advice to Auto Search on any occasion as it related to the merger transaction.  We have updated the Registration Statement to correct and clarify the foregoing.

5.  Please discuss the conflict of interests raised by Southridge providing advice to both Auto Search and Curaxis in the merger process as a separate risk factor.

RESPONSE: We have revised the Registration Statement to correct and clarify that Southridge was serving in an advisory capacity to Curaxis only and not to Auto Search.  Southridge’s communication with Auto Search during the negotiation and due diligence period was only in an intermediary capacity, serving as the communicator for both parties’ negotiations.  At no point did Auto Search receive advice from Southridge concerning the merger transaction or any other matter related to Curaxis. Based on the foregoing, a separate risk factor is inapplicable.

Material United States Federal Income Tax Consequences, page 42

6.  Please revise the paragraph beginning with “The Merger is intended to…” to discuss tax counsel’s actual conclusions as to the material tax consequences of the transaction rather than the tax consequences the merger, as structured, is intended to produce.  Also, the tax opinion should conclude as to the tax basis and the holding period of the shares of the registrant the Curaxis shareholders will receive.

RESPONSE: We have revised the Registration Statement to discuss our independent tax counsel’s conclusions as to the material tax consequences of this specific transaction.  Further, our independent tax counsel has revised the tax opinion to discuss the holding period of the shares of the registrant that the Curaxis shareholders are to receive upon closing of the transaction.

Description of Business, page 66

7.  We note that this section still contains a number of scientific terms that are either not explained in terms easily understood by readers with no scientific background, or are not explained in such terms the first time they are used.  Please revise your disclosure further to explain such terms as, “peptide hormone,” “dysregulation of the hypothalamic-pituitary-gonadal (HPG) axis” and “duplicate HPG axis.”

RESPONSE: We have updated the disclosure in the Registration Statement in order to make the description of business more easily understood for a lay reader, including the redefining/simplifying of certain key scientific terms.

Durect Agreement, page 83

8.  Please state all rights and obligations obtained and owing to and from both Curaxis and Durect as a result of entering into the agreement.  Discuss the term of the agreement and the provisions that allow each party to terminate the agreement prior to its expiration.

RESPONSE: We have updated the Registration Statement to further explain the material terms and obligations owed by Curaxis and Durect pursuant to their agreement, including a discussion of the provisions that allow each party to terminate such agreement prior to its expiration.

Executive Compensation, page 90

9.  Please clarify whether the compensation Mr. Goldberg received in 2009 was as a result of his duties as a named executive officer in 2008 or solely as a result of his role as a non-executive director in 2009.  If the compensation he received in 2009 was solely as a result of his role as a non-executive director, please move this compensation disclosure to the Director Compensation table.

RESPONSE:  We have revised the 2009 disclosures for Mr. Goldberg.  Specifically, we have included the 2009 stock grant valued at $30,000 in the Executive Compensation Table as the payment relates to his employment contract as an Executive Officer of the Company.  The remaining compensation reported for 2009 related to his role as a non-executive director is 2009 has been moved and is now reported in the Director Compensation Table.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page PF-1

10.  Please refer to prior comment 41.  Please provide the following information regarding your pro forma financial data.  Revise your disclosure accordingly.

•	Disclose how you determined the amounts in adjustment C, which cancelled 181,285,000 Auto Search common shares with a $.0001 par value per share.

•	Explain your basis for including the $63,000 adjustment to additional paid-in-capital in adjustment D.

•
Disclose how you determined the 71,817,370 shares outstanding upon completion of the merger, as disclosed in adjustment F.  Ensure that your revised disclosure relates these shares to the number of outstanding Curaxis shares before the merger and the additional shares issued to former Auto Search shareholders upon completion of the merger.

•
In Note 4, explain how you determined the 63,944,000 weighted average common shares outstanding for Curaxis.  Ensure that your revised disclosure relates this amount to the corresponding disclosure on page PF-3.

RESPONSE:  The Selected Unaudited Pro Forma Condensed Combined Financial Data has been revised to reflect the most recent interim financial information of both companies reported for the three month period ended March 31, 2010.  In addition, in response to your comment:

•
We have corrected the adjustment reported for the cancellation of the 181,285,000 shares of common stock.  This adjustment, now referenced as adjustment A, reflects the cancellation of the shares at $.0001 par value versus $.001 par value previously reflected in the calculations.

•
The adjustment of $63,000 to additional Paid in capital, previously referenced as Adjustment D, reflected the combination of several entries.  We have updated the underlying numbers, now referenced as Adjustment B, and reported each amount separately for ease of reconciliation.

•	We have included a table in Adjustment C which sets forth the calculation of the number of shares to be outstanding upon completion of the merger.

•	We have revised the table included in Note 4 to properly reconcile the weighted – average number of shares outstanding to the historical financial statements of the combining companies.

Very Truly Yours,

/s/ Mr. Jonathan Martin
Jonathan Martin
Chief Executive Officer

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